September 20, 2019

Keith Wong
Chief Executive Officer
Live Inc.
315 Montgomery Street
9th Floor
San Francisco, CA 94104

       Re: Live Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 26, 2019
           File No. 333-230070

Dear Mr. Wong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please identify Mr. Wong as your controlling shareholder and disclose both the voting power he has now and will have following the completion of this offering, assuming all of the shares of common stock are sold in the offering.
2. Please clarify your intention to file an Exchange Act registration statement for your common stock and the timing of filing a Form 8-A. If you do not intend to voluntarily register your common stock under Section 12(g) of the Exchange Act upon the effectiveness of this registration statement, and will only do so if your common stock is quoted on the OTC Bulletin Board or other quotation services that require Exchange Act
 Keith Wong
FirstName LastNameKeith Wong
Live Inc.
Comapany 20, 2019 Inc.
September NameLive
September 20, 2019 Page 2
Page 2
FirstName LastName
         registration under Section 12(g), please clarify on your cover page and offering summary that you will only be subject to the reporting requirements under
Section 15(d) of the
         Exchange Act. Further, your risk factor on page 14 should clarify that as a Section 15(d)
         filer, your periodic reporting obligations may be automatically suspended by your next fiscal year.
Risk Factors
Risks Related to Our Business, page 8

3. Please include a discussion of any risk associated with the restatement to your fiscal 2017 financial statements.
The Offering Price of the Shares Was Solely Determined by the Sole Officer..., page 13

4. Revise to refer to an offering price of $3.38 per share instead of $1.00 as you currently disclose.
Management's Discussion and Analysis or Plan of Operation
Our Current Operations, page 22

5. You state your current plan assumes that Mr. Wong does not demand payment of principal and accrued interest on a $200,000 promissory note made by the company; however, as of
         June 30, 2019 you appear to have $360,000 in demand notes payable to Mr. Wong.
         Please revise your discussion both here and in the Liquidity section to address your plan of operations and additional cash needs should Mr. Wong demand payment on all outstanding notes payable.
Business Description
Our Business Model, page 27

6. Please describe the company's plan of operation for the remainder of the fiscal year.
         Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding for each line of business. Please explain how Live Inc. intends to meet each of the milestones if it cannot receive funding.
7. Your plan of operations appears to be based on your use of proceeds, where you disclose how your varying level of offering proceeds will be allocated as part of your business plan. Please clarify the amount of funds necessary to fully implement your business plan to successfully develop, operate and market your three platforms for the next 12 months.
 Keith Wong
Live Inc.
September 20, 2019
Page 3

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Edwin Kim, Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                           Sincerely,

FirstName LastNameKeith Wong                               Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameLive Inc.
                                                           and Services
September 20, 2019 Page 3
cc:       Daniel H. Luciano, Esq.
FirstName LastName